Exhibit 99.2

Unaudited Interim Condensed Consolidated Statement of Profit or Loss

for the six-month periods ended June 30, 2021 and 2020

amounts in thousands except per share amounts

	Six Months Ended June 30,
	2021	2020
	USD	USD

Research and development costs	(63)	(235)
General and administrative costs	(1,761)	(1,788)
Operating loss	(1,824)	(2,023)
Foreign exchange rate gain (loss), net	893	(240)
Other finance (expense) income, net	(101)	4
Net loss for the period	(1,032)	(2,259)

Net loss for the period attributable to:
Equity holders of the Parent	(1,032)	(2,259)
Net loss per share basic and diluted	(0.01)	(0.02)